Mestek, Inc. Retirement Savings Plan

Financial Statements

and

Supplemental Schedule

December 31, 2003 and 2002

Vitale, Caturano & Company Ltd

MESTEK, INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

December 31, 2003 and 2002

MESTEK, INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

December 31, 2003 and 2002

Page
Reports of Independent Registered Public Accounting Firms	1-2
Financial Statements:
Statements of Net Assets Available for Plan Benefits	3
Statement of Changes in Net Assets Available for Plan Benefits	4
Notes to Financial Statements	5-13
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mestek, Inc. Retirement Savings Plan

Westfield, Massachusetts

We have audited the accompanying statement of net assets available for plan benefits of the Mestek, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Mestek, Inc. Retirement Savings Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Vitale, Caturano & Company, Ltd.

VITALE, CATURANO & COMPANY, LTD.

November 24, 2004

Boston, Massachusetts

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mestek, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Mestek, Inc. Retirement Savings Plan as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, presents fairly, in all material respects, the net assets available for plan benefits of Mestek, Inc. Retirement Savings Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Boston, Massachusetts

July 10, 2003

MESTEK, INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002

ASSETS
Investments, at estimated fair value:
MassMutual Life Insurance Company
Pooled Separate Accounts:
Core Equity Fund	$1,263,916	$942,347
Small Company Fund	728,618	508,656
Balanced Fund	410,311	313,153
Intermediate Bond Fund	549,841	497,108
Indexed Equity Fund	1,389,435	1,017,040
Growth Equity Fund	278,021	145,814
International Equity Fund	501,958	174,749
Medium Company Growth Equity Fund	917,619	555,596
Mestek Stock Fund	36,455	29,051
Participant loans	930,520	785,820
	7,006,694	4,969,334
Investment, at contract value:
MassMutual Life Insurance Company Investment Contract	8,960,780	8,468,881
Total investments	15,967,474	13,438,215

Receivables:
Participants’ contributions	-	79,655
Employer’s contributions	-	28,778
Total receivables	-	108,433

Net assets available for plan benefits	$15,967,474	$13,546,648

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2003

Additions to net assets attributed to:
Contributions:
Participants	$1,066,819
Employer	444,058
Rollover	12,895
Total contributions	1,523,772

Investment income:
Net appreciation in fair value of investments	1,197,566
Interest income	423,264
Interest income on participant loans	56,340
Total investment income	1,667,170

Total additions	3,200,942
Deductions from net assets attributed to:
Benefits paid to participants	771,522
Administrative expenses	8,594
Total deductions	780,116
Net increase	2,420,826
Net assets available for plan benefits:
Beginning of year	13,546,648
End of year	$15,967,474

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.	DESCRIPTION OF PLAN

The following description of Mestek, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as of June 1, 1984. The Plan is subject to the provisions of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a defined contribution plan established for the benefit of eligible employees of Mestek, Inc. (the “Company”) who are covered under regional collective bargaining agreements. Service eligibility requirements differ by division and collective bargaining agreements.

Plan Amendment

In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. “Company Stock” to be included as an investment option. The term “Company Stock” shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a “qualifying equity security” as defined by ERISA. Assets of the Plan may be invested in “Company Stock” subject to certain limitations posed by ERISA or other regulatory agencies, such as the Securities and Exchange Commission.

Participant Contributions

Participants may elect to have up to fifty percent of their Plan compensation (as defined) withheld, up to the maximum allowed by the Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes.

Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their Plan compensation each year, subject to certain limitations.

Eligible participants who have attained age 50 before the close of the calendar year may also make catch-up contributions up to the dollar amount of the catch-up permitted for the year.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.      DESCRIPTION OF PLAN...continued

Employer Contributions

The Company contributes differing amounts depending upon the division’s collective bargaining agreement. Contributions are funded on a current basis. The Company contributions are as follows:

Division	Agreement

Mestek, Inc. - Vulcan Radiator, Corp.	Effective June 1, 1999, employees hired prior to June 1, 1984, receive $.35/hour ($.45/hr after June 11, 2002) for the total hours worked per week.

Effective June 1, 1999, employees hired after May 31, 1984 and before June 1, 1990, receive $.30/hour ($.40/hr after June 11, 2002) for the total hours worked per week.

Effective June 1, 1999, employees hired after May 31, 1990, and before June 1, 1993 receive $.25/hour ($.35/hr after June 11, 2002) for the total hours worked per week.

Effective June 1, 1999, employees hired after May 31, 1993 and before June 1, 1999 receive $.20/hour ($.30/hr after June 11, 2002) for the total hours worked per week after one (1) year of service has been completed.

For all employees hired after May 31, 1999, the Company matches 25% of the elective deferral, for the first 4% of Plan compensation contributed by the participant.

Employee shall receive an additional $.05/hour for each hour worked after he/she reaches his 60th birthday. The first pay period will begin the month after the employee’s 60th birthday.

Any employee hired before June 1, 1999, with one year or more seniority who voluntarily contributes 4% or more (pre-tax) of his/her Plan compensation to the plan, shall be eligible for a 1% of Plan compensation additional matching contribution from the Company.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.      DESCRIPTION OF PLAN...continued

Employer Contributions...continued

Division	Agreement

Mestek, Inc. - Bradner	Effective August 1, 1991, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Mestek, Inc. - Wyalusing	Effective October 1, 1995, employees hired before October 1, 1992 receive $.45/hour for each hour worked.

Employees hired after September 30, 1992 and before October 1, 1995 receive $.20/hour for each hour worked.

Employees hired after September 30, 1995 receive $.12/hour for each hour worked.

Employees hired after September 30, 1995 shall not be eligible for participation until completing their probationary period. Upon attaining seniority status, the employee shall receive the Company’s contribution back to the 30th day of work.

In addition, effective October 1, 2000, the Company matches 25% of the elective deferral for the first 4% of Plan compensation contributed by the participant.

Mestex, Inc. - Dallas	Effective August 1, 2000, eligible employees hired prior to August 1, 2000 receive $.15/hour worked, provided such employee has completed one year of service.

Effective August 1, 2000, the Company matches 25% of the elective deferral for the first 6% of Plan compensation contributed by the participant.

Mestek, Inc. - Waldron	Effective April 1, 1991, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Mestek, Inc. - Dundalk	Effective September 1, 1991, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.      DESCRIPTION OF PLAN...continued

Employer Contributions...continued

Division	Agreement

Mestek, Inc. - Wrens	Effective March 1, 1995, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Air Clean Damper	Effective June 1, 1999, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Pacific Air Balance (PABI)	Effective October 1, 1997, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Effective April 1, 2002, employees hired prior to October 1, 1980 receive $.35/hr.

Effective April 1, 2002, employees hired between October 1, 1980 and October 1, 1984 receive $.20/hr.

Effective April 1, 2002, employees hired between October 1, 1984 and September 30, 1988 receive $.10/hr.

Effective April 1, 2002 employees hired after October 1, 1988 receive $.05/hr.

Anemostat

Effective July 12, 2000, any employee with one year or more seniority who voluntarily contributes 4% or more (pre-tax) of his/her Plan compensation to the plan, shall be eligible for a 1% of Plan compensation matching contribution from the Company.

Met-Coil – Iowa Precision	Effective November 1, 2001, employees hired after June 1, 2001, receive $1.15/hour for each hour worked per week.

Effective June 1, 2002, employees receive $1.20/hr for each hour worked per week.

Effective June 1, 2003, employees receive $1.30/hr for each hour worked per week.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.      DESCRIPTION OF PLAN...continued

Employer Contributions...continued

Division	Agreement

Met-Coil – Lockformer	Effective November 1, 2001, only employee deferrals are allowed. There is no Company contribution.

Louvers and Dampers	Effective July 1, 2000, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Airtherm, LLC	Effective January 21, 2003, employees receive $.25/hr to all active employees. New hires after January 21, 2003 will not be eligible.

Effective May 1, 2001, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Employees hired prior to May 1, 1987 receive $.25/hr for each hour worked per week.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and allocations of Plan earnings and administrative expenses. Plan earnings are allocated based on account balances by fund. Expenses for distributions are paid by the Plan by reducing the account of the participant initiating the transaction.

Vesting

Participants are immediately vested in their own contributions and in Company contributions other than matching contributions, (i.e., those contributions based on hours worked) plus actual earnings thereon. Vesting in the Company matching contributions is based on the following schedule:

Years of Service	Vested Percentage

Less than 3	0%
3	20%
4	40%
5	60%
6	80%
7 or more	100%

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.	DESCRIPTION OF PLAN...continued

Forfeitures

Forfeitures are held in an interest bearing holding account by the custodian. The Company may utilize these amounts to pay expenses related to administration of the Plan, or these amounts may be used to reduce Company matching contributions. Forfeitures of $18,996 were generated in 2003. The Plan did not utilize any forfeitures during 2003. Forfeitures of $36,939 and $16,673 were available as of December 31, 2003 and 2002, respectively.

Participant Loans

Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at 1% above prime market rates (5.0% - 10.5% at December 31, 2003) and are repayable over a period not to exceed five years.

Investments

Upon enrollment in the Plan, participants may direct contributions to any combination of fund options selected by the Company’s Investment Committee and maintained by MassMutual Life Insurance Company (“MassMutual”). All funds (except for the Investment Contract and Mestek Stock Fund), are invested in pooled separate accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual’s Internet or phone portals. The following is a description of each investment option:

The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual semi-annually (5.00% for 2003, 6.00% for 2002).

The Core Equity Fund invests primarily in common stocks of large, well-established companies.

The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

The Indexed Equity Fund invests in stocks which will approximate, as closely as possible, the Standard & Poor’s 500 Index.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

1.         DESCRIPTION OF PLAN...continued

Investments...continued

The Growth Equity Fund invests primarily in equity securities of large companies with long-term growth potential.

The International Equity Fund invests at least 90% of its assets in equity securities of companies wherever located, the primary stock market of which is outside the United States with the intentions of long-term growth.

The Medium Company Growth Equity Fund invests primarily in equity securities of medium-size companies with long-term growth potential.

The Mestek Stock Fund is invested in common stock of Mestek, Inc., the Plan sponsor.

Withdrawals

Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, death, disability or determination of financial hardship.

Payment of Benefits

Upon death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) with $5,000 or more in vested benefits may elect to (i) receive a lump-sum distribution equal to the participant’s vested account balance, (ii) receive a deferred annuity or (iii) to have assets remain in the Plan. A participant with less than $5,000 in vested benefits receives a lump-sum cash payment. Additional options are available under the Plan upon retirement.

The normal retirement date for a participant is the first day of the month following the participant’s 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions will continue until the participant retires.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Investment Valuation

Pooled separate accounts are valued at estimated fair value based on the net unit values of units held by the Plan at year end. The investment contract is valued at contract value (see note 5), which approximates fair value. The Mestek Stock Fund is valued at estimated fair value based on the quoted market prices of the underlying assets. Participant loans are valued at their estimated fair value on the basis of their expected future principal payments.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

The Company has elected to pay substantially all administrative costs. Administrative costs paid by the Company are not included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.	TAX STATUS

The Plan has received a favorable determination letter dated February 13, 2004 from the Internal Revenue Service. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2003.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA and regional collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a Group Annuity investment contract with MassMutual. MassMutual maintains the contributions in pooled separate accounts, and in a guaranteed investment contract. The guaranteed investment contract is fully benefit responsive. The guaranteed investment contract was credited with guaranteed interest rates of 5.00% and 6.00% (which approximate the average yield) during 2003 and 2002, respectively. Interest rates on the contract are reset semi-annually. The contract is charged for Plan withdrawals and administrative expenses by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

6.             INVESTMENT APPRECIATION (DEPRECIATION)

During 2003, the Plan’s investments appreciated (depreciated) in fair value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Pooled separate accounts	$1,195,288
Mestek Stock Fund	2,278

$1,197,566

7.	CHANGE IN PLAN SERVICE PROVIDER

The Plan effected a change in Custodian, Investment Advisor and Recordkeeper, effective January 1, 2004 from MassMutual to JP Morgan Chase & Co. Retirement Plan Services. All funds were transferred on January 13 and 14, 2004 to a combination of fund options maintained by JP Morgan Chase & Co. Retirement Plan Services. A blackout period existed from December 9, 2003 until February 9, 2004, to facilitate the transfer of funds.

8.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the Mestek Stock Fund, which is comprised of a short-term investment fund component and shares of common stock of the Company. The unit values of the Mestek Stock Fund are recorded and maintained by MassMutual Life Insurance Company. During the year ended December 31, 2003, the Plan purchased shares of Company stock in the amount of $7,020 and sold shares of Company stock in the amount of $1,714. These transactions qualify as party-in-interest transactions. The total value of the Plan’s interest in the Mestek Stock Fund was $36,455 and $29,051 at December 31, 2003 and 2002, respectively.

Participant loans also qualify as party-in-interest transactions. Pooled separate accounts and the guaranteed investment contract are managed by affiliates of MassMutual Life Insurance Company, custodian of the Plan, and also qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

MESTEK, INC. RETIREMENT SAVINGS PLAN

Employer Identification Number 25-0661650

Plan Number 003

SCHEDULE H. LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Issuer, Borrower, Lessor or Similar Party	Type of Investment	Maturity Dated	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value

MassMutual Life Insurance Company
*	Core Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	$1,263,916
*	Small Company Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	728,618
*	Balance Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	410,311
*	Intermediate Bond Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	549,841
*	Indexed Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	1,389,435
*	Growth Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	278,021
*	International Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	501,958
*	Medium Company Growth Equity Fund	Pooled separate account	n/a	n/a	n/a	n/a	n/a	917,619
*	Investment Contract**	Guaranteed investment contract	12/31/03	5%	n/a	n/a	n/a	36,455
*	Mestek Stock Fund	Unitized stock fund	n/a	n/a	n/a	n/a	n/a	8,960,780
*	Participant Loans	Loans to participants	varies	5.0% - 10.5%	n/a	n/a	-	930,520
								$15,967,474

* Represents a party–in–interest to the Plan

** Contract Value